Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Tenth Meeting of the Fifth Session of the Board

of Directors of China Life Insurance Company Limited

The tenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 20, 2016 at the Conference Room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated December 6, 2016. Out of the Company’s eleven directors, 10 directors attended the Meeting in person, including Yang Mingsheng, chairman and executive director of the Company; Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Miao Jianmin and Liu Jiade, non-executive directors of the Company; and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Wang Sidong, non-executive director of the Company, was on leave for other business and authorized in writing, Miao Janmin, non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding the Amendments to the Performance Target Contracts with the Company’s Certain Senior Management Personnel for the Year of 2016

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding Nominating Mr. Liu Huimin as a Non-executive Director Candidate of the Fifth Session of the Board of the Company

The independent directors gave their independent opinions and agreed on this proposal. The Board agrees to submit this proposal to the shareholders meeting for approval. Please refer to Annex I of this announcement for the biography of Mr. Liu Huimin.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal regarding Nominating Mr. Yin Zhaojun as a Non-executive Director Candidate of the Fifth Session of the Board of the Company

The independent directors gave their independent opinions and agreed on this proposal. The Board agrees to submit this proposal to the shareholders meeting for approval. Please refer to Annex II of this announcement for the biography of Mr. Yin Zhaojun.

Voting result: 11 for, 0 against, with no abstention

4.	The Proposal regarding Nominating Directors for the Fourth Session of the Board of Directors of China Life Pension Company Limited

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding Nominating Mr. Miao Ping as the Person Responsible for the Audit Matters of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the 2015 Annual Report issued by the Company on March 24, 2016 for the biography of Mr. Miao Ping.

Voting result: 11 for, 0 against, with no abstention

6.	The Proposal regarding Establishing a Comprehensive Financial Department of the Company

Voting result: 11 for, 0 against, with no abstention

7.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Asset Management Company (Year 2017)

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Franklin Asset Management Company Limited (Year 2017)

Voting result: 11 for, 0 against, with no abstention

9.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Holding Company Limited (Year 2017)

Voting result: 11 for, 0 against, with no abstention

10.	The Proposal regarding the Authorization for Market-oriented Entrusted Investment for RMB Assets (Year 2017) of the Company

Voting result: 11 for, 0 against, with no abstention

11.	The Proposal regarding the Authorization for the Company’s Investment in Equity Investment Funds (Year 2017)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

12.	The Proposal regarding the Authorization for the Company’s Non-Significant Equity Investment (Year 2017)

Voting result: 11 for, 0 against, with no abstention

13.	The Proposal regarding the Authorization for the Company’s Investment in Non-self-use Real Properties (Year 2017)

Voting result: 11 for, 0 against, with no abstention

14.	The Proposal regarding the Authorization for the Company’s Investment in Financial Products (Year 2017)

Voting result: 11 for, 0 against, with no abstention

15.	The Proposal regarding the Company’s Budget for Investment in Fixed Assets (Year 2017)

Voting result: 11 for, 0 against, with no abstention

16.	The Proposal regarding the Plan and Authorization for the Company’s Investment in Self-use Real Properties (Year 2017)

Voting result: 11 for, 0 against, with no abstention

17.	The Proposal regarding the Connected Transaction in relation with the Company’s Investment in Chongqing Trust – Sun Valley Collective Fund Trust Scheme I for Investment in Healthcare and Pension Industry

Affiliated directors, including Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 7 for, 0 against, with no abstention

18.	The Proposal regarding the Connected Transaction in relation with the Company’s Investment in Chongqing Trust – Collective Fund Trust Scheme for the PPP Project of Qingdao Metro Line 4

Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 6 for, 0 against, with no abstention

19.	The Proposal regarding the Signing of the Framework Agreement for Daily Transactions between the Company and China Life Pension Company Limited

This transaction constitutes a significant connected transaction under the rules of the China Insurance Regulatory Commission. Affiliated directors, including Mr. Lin Dairen, Mr. Wang Sidong and Mr. Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

20.	The Proposal regarding China Life Xinfeng New Endowment Insurance (Type A)

Voting result: 11 for, 0 against, with no abstention

21.	The Proposal regarding the Adjustment to the Authorization on External Donation by the Management Personnel of the Company

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 20, 2016

Commission File Number 001-31914

ANNEX I

Biography of Mr. Liu Huimin

Mr. Liu Huimin, born in 1965, has been a Vice President of China Life Insurance (Group) Company since September 2013. He served as the Vice President of China Life Asset Management Company Limited from 2004, and the President and Director of the same company from 2006, during which he concurrently served as the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd. Mr. Liu graduated from the Peking University with a Doctoral degree in international law. Before that, he graduated from the School of Social Sciences of the University of Sussex in the United Kingdom with a Master’s degree in development economics and the Peking University with a Bachelor’s degree in national economic management, respectively.

Commission File Number 001-31914

ANNEX II

Biography of Mr. Yin Zhaojun

Mr. Yin Zhaojun, born in 1965, has been a Vice President of China Life Insurance (Group) Company since October 2016. He joined the Bank of Communications in July 1990, and consecutively served as the Assistant to the President of the Beijing branch and the Vice President of the Shanxi branch of the Bank of Communications from 2005, and as the President of the Shanxi branch, Hebei branch and Beijing branch of the Bank of Communications from 2011. Mr. Yin graduated from the China University of Political Science and Law with a Master’s degree in public administration. Before that, he graduated from the Faculty of Accounting of the Beijing College of Finance and Commerce with a Bachelor’s degree in economics.